UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 23, 2017

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk reports up to 13.8% weight loss in people with obesity receiving semaglutide in phase 2 trial

Bagsværd, Denmark, 23 June 2017 – Novo Nordisk today announced the headline results from a 52-week double-blind phase 2 clinical trial with once-daily subcutaneous semaglutide investigating safety and potential for inducing and maintaining weight loss in people with obesity.

In the trial, 957 people with obesity were randomised to treatment with doses of semaglutide between 0.05 to 0.4 mg/day or placebo. Liraglutide 3.0 mg/day was included for comparison. Approximately 100 people were included in each active treatment arm in combination with diet and exercise. All people in the trial were treated for 52 weeks followed by a 7-week follow-up period.

From a mean baseline weight of around 111 kg and a body mass index of approximately 39 kg/m2, a weight loss up to 17.8 kg was observed after 52 weeks of treatment with semaglutide. This corresponded to an estimated 13.8% weight loss compared to the weight loss of 2.3% achieved by diet, exercise and placebo alone, with all treatment arms adjusted for people discontinuing treatment in the study. The results from the liraglutide 3.0 mg treatment arm were broadly in line with previously reported data.

Once-daily semaglutide had a well-tolerated safety profile, with the most common adverse events being gastrointestinal side effects.

“We are very excited about these strong results and the potential of semaglutide as a new treatment for people with obesity,” said Mads Krogsgaard Thomsen, executive vice president and chief science officer of Novo Nordisk. “We will now prepare the phase 3 programme with semaglutide to confirm these results. We expect the phase 3 programme to begin in 2018.”

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Novo Nordisk is a market leader in obesity and markets Saxenda® in approximately 20 countries. Headquartered in Denmark, Novo Nordisk employs approximately 42,000 people in 77 countries and markets its products in more than 165 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube

Further information

Media:
Katrine Sperling	+45 3079 6718	krsp@novonordisk.com
Ken Inchausti (US)	+1 609 786 8316	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Hanna Ögren	+45 3079 8519	haoe@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 50 / 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: June 23, 2017	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer